STATE OF DELAWARE

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF TRUST

Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, the undersigned Trust executed the following Certificate of Amendment:

1.	Name of Statutory Trust: Calamos Long/Short Equity Income 2028 Term Trust

2.	The Certificate of Amendment to the Certificate of Trust is hereby amended as follows:

The name of the Trust shall be changed to “Calamos Long/Short Equity & Income 2028 Term Trust”.

[set forth amendment(s)]

3.	(Please complete with either upon filing or it may be a future effective date that is within 90 days of the file date) This Certificate of Amendments shall be effective upon filing

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 2nd day of November, 2017 A.D.

By:	/s/ John P. Calamos, Sr.
Trustee

Name:	John P. Calamos, Sr.
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